UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Endo International plc

(Name of Issuer)

Ordinary Shares, nominal value $0.0001 per share

(Title of Class of Securities)

G30401106

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30401106	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,182,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 17,182,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,182,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 222,660,743 Ordinary Shares (“Ordinary Shares”) of Endo International plc (the “Issuer”) outstanding as of April 14, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,182,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 17,182,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,182,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 222,660,743 Ordinary Shares outstanding as of April 14, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 28, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,182,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 17,182,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,182,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 222,660,743 Ordinary Shares outstanding as of April 14, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 28, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 5 of 14 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,182,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 17,182,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,182,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 222,660,743 Ordinary Shares outstanding as of April 14, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 28, 2016.

SCHEDULE 13D

The Reporting Persons (as defined below) previously reported beneficial ownership of the Ordinary Shares reported herein in a Schedule 13G filed on October 2, 2015 (SEC File No. 005-88034).

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, nominal value $0.0001 per share, of Endo International plc. The principal executive offices of the Issuer are located at First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“TPG Advisors VI”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners IV, L.P., a Delaware limited partnership (“Biotech IV”), which directly holds 166,049 Ordinary Shares. TPG Advisors VI is the general partner of each of (i) TPG Sky, L.P., a Delaware limited partnership (“TPG Sky”), which directly holds 13,499,524 Ordinary Shares, and (ii) TPG Sky Co-Invest, L.P., a Delaware limited partnership (“TPG Sky Co-Invest” and, together with Biotech IV and TPG Sky, the “TPG Funds”), which directly holds 3,516,563 Ordinary Shares.

Messrs. Bonderman and Coulter are officers and sole shareholders of each of Group Advisors and TPG Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to each of Group Advisors and TPG Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Ordinary Shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Ordinary Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of TPG Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of each of Group Advisors and TPG Advisors VI and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of each of Group Advisors and TPG Advisors VI and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VI are listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedules I and II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On September 25, 2015, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 18, 2015, by and among the Issuer, Par Pharmaceutical Holdings, Inc. (renamed Par Pharmaceutical Companies, Inc.) (“Par”), Endo Health Solutions Inc., Endo Limited (renamed Endo Designated Activity Company), Banyuls Limited (renamed Hawk Acquisition Ireland Limited), Hawk Acquisition ULC (“Merger Sub”) and Shareholder Representative Services LLC, solely in its capacity as the Stakeholder Representative (as defined in the Merger Agreement), Merger Sub merged with and into Par, with Par continuing as the surviving entity and as an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Upon consummation of the Merger, the Issuer indirectly acquired all of the outstanding shares of Par for aggregate consideration consisting of $6.5 billion in cash (subject to adjustment) and 18,069,899 Ordinary Shares, as further described in the Merger Agreement. Therefore, pursuant to the Merger Agreement, the TPG Funds received, as merger consideration, approximately $3.88 billion in cash and the 17,182,136 Ordinary Shares reported herein in exchange for the 776,071,428 shares of common stock of Par they held prior to the Merger.

References to and the description of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Shareholders Agreement

In connection with the Merger, on May 18, 2015, the TPG Funds entered into a shareholders agreement (the “Shareholders Agreement”) with the Issuer. The Shareholders Agreement provides that the TPG Funds are subject to certain standstill restrictions preventing them, subject to certain exceptions, from acquiring additional Ordinary Shares or taking other specified actions with respect to the Issuer unless consented to by the Issuer’s board of directors (the “Standstill”). The Standstill terminates on the one-year anniversary of the date on which the TPG Funds collectively hold less than 2% of the then-outstanding Ordinary Shares (the “Standstill Period”). The Shareholders Agreement also provides that during the Standstill Period the TPG Funds shall cause all Ordinary Shares that they own to be present, in person or by proxy, at any meeting of the Issuer’s shareholders and shall vote all such Ordinary Shares in accordance with the recommendation of the Issuer’s board of directors with respect to any business or proposal on which the Issuer’s shareholders are entitled to vote. In the event the Issuer’s board of directors resolves to engage in a formal process to sell the Issuer or any of its subsidiaries or any of their material assets, the Shareholders Agreement provides that the TPG Funds may request that the Issuer’s Chief Executive

Officer grant a waiver of the Standstill to allow the TPG Funds to participate in the sale process, subject to certain exceptions. In addition, the Shareholders Agreement contains certain restrictions on transfers during the Standstill Period.

Registration Rights Agreement

In connection with the Merger, on May 18, 2015, the TPG Funds entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement covering the Ordinary Shares that the TPG Funds received in the Merger. In addition, the TPG Funds may make up to four requests that the Issuer register or conduct an underwritten offering with respect to the Ordinary Shares held by the TPG Funds, subject to certain conditions. The TPG Funds also may request that the Issuer include their Ordinary Shares in certain future registration statements or offerings of Ordinary Shares by the Issuer. The TPG Funds’ rights under the Registration Rights Agreement, as amended by the Amendment Agreement described below, terminate upon the later of the time at which the TPG Funds no longer own at least 2% of the then-outstanding Ordinary Shares of the Issuer and the time at which the Ordinary Shares cease to be registrable, as set forth in the Registration Rights Agreement, as amended.

Amendment Agreement

On May 3, 2016, Todd Sisitsky, a TPG Principal, was appointed to serve as a member of the Issuer’s board of directors, effective May 5, 2016. In connection with Mr. Sisitsky’s appointment, on May 5, 2016, the TPG Funds and the Issuer entered into an amendment agreement (the “Amendment Agreement”) modifying the terms of the Shareholders Agreement and the Registration Rights Agreement.

Pursuant to the Amendment Agreement, the Issuer agreed to except from the Standstill market purchases of Ordinary Shares by the TPG Funds or their affiliates from time to time prior to December 31, 2016 for consideration of no more than $250 million in the aggregate and involving a number of Ordinary Shares, which, in the aggregate, when taken together with the other Ordinary Shares previously owned by the TPG Funds, comprise less than 10% of the then-outstanding Ordinary Shares.

The Amendment Agreement also provides that in no event shall any action taken by Mr. Sisitsky, in his capacity as a director of the Issuer, to the extent consistent with the performance of his duties as a member of the Issuer’s board of directors, constitute a breach of the Shareholders Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. Based upon such review, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, the Reporting Persons may consider those courses of action as permitted by the Standstill. Subject to the approval requirements and terms of the Standstill, these actions may include the direct or indirect acquisition of additional Ordinary Shares, economic interests in Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares, the disposition of some or all of its Ordinary Shares, recommendations and positions on the operations, business, management, board of directors, management, dividend policy or capital structure of the Issuer, extraordinary corporate transactions such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the Issuer’s Memorandum and Articles of Association or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Shareholders Agreement, the Registration Rights Agreement and the Amendment Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, Registration Rights Agreement and the Amendment Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes there are a total of 222,660,743 Ordinary Shares outstanding as of April 14, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 28, 2016.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 17,182,136 Ordinary Shares, which constitutes approximately 7.7% of the outstanding Ordinary Shares.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of May 18, 2015, by and among Par Pharmaceuticals Holdings, Inc. (now Par Pharmaceutical Companies, Inc.), Endo International plc, Endo Limited (now Endo Designated Activity Company), Endo Health Solutions Inc., Banyuls Limited (now Hawk Acquisition Ireland Limited), Hawk Acquisition ULC and Shareholder Representative Services LLC, solely as the Stakeholder Representative (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Registration Rights Agreement, dated as of May 18, 2015, by and among Endo International plc and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Shareholders Agreement, dated as of May 18, 2015, by and among Endo International plc and the signatories thereto (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Amendment Agreement, dated as of May 5, 2016, by and among TPG Sky L.P., TPG Sky Co-Invest L.P., TPG Biotechnology Partners IV L.P. and Endo International plc (incorporated by reference to the Current Report on Form 8-K filed by Endo International plc on May 5, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Ken Murphy	Vice President, Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer

Martin Davidson Chief Accounting Officer

SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Ken Murphy	Vice President, Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of May 18, 2015, by and among Par Pharmaceuticals Holdings, Inc. (now Par Pharmaceutical Companies, Inc.), Endo International plc, Endo Limited (now Endo Designated Activity Company), Endo Health Solutions Inc., Banyuls Limited (now Hawk Acquisition Ireland Limited), Hawk Acquisition ULC and Shareholder Representative Services LLC, solely as the Stakeholder Representative (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Registration Rights Agreement, dated as of May 18, 2015, by and among Endo International plc and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Shareholders Agreement, dated as of May 18, 2015, by and among Endo International plc and the signatories thereto (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo International plc on May 21, 2015).
  Amendment Agreement, dated as of May 5, 2016, by and among TPG Sky L.P., TPG Sky Co-Invest L.P., TPG Biotechnology Partners IV L.P. and Endo International plc (incorporated by reference to the Current Report on Form 8-K filed by Endo International plc on May 5, 2016).